UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

PORTOLA PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

ODYSSEY MERGER SUB INC.

a direct, wholly owned subsidiary of

ALEXION PHARMACEUTICALS, INC.

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

737010108

(CUSIP Number of Class of Securities)

Ludwig N. Hantson, Ph.D.

Chief Executive Officer

121 Seaport Boulevard, Boston, Massachusetts 02210

(475) 230-2596

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Scott A. Barshay

Rachael G. Coffey

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,471,819,046.35	$191,042.11

(1)	Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (a) 78,517,282 outstanding shares of Portola Pharmaceuticals, Inc. (the “Company”) common stock, par value $0.001 per share (collectively, “Shares”) multiplied by $18.00, the offer price per Share (the “Offer Price”), (b) 132,255 Shares subject to issuance pursuant to the Company’s 2013 Employee Stock Purchase Plan multiplied by the Offer Price, (c) 2,113,373 Shares issuable pursuant to in-the-money outstanding options with an exercise price less than the Offer Price, multiplied by $6.95 (which is the Offer Price minus the weighted average exercise price for such options of $11.05 per Share), (d) 2,302,191 Shares covered by outstanding restricted stock units and performance stock units (assuming target-level achievement) multiplied by the Offer Price. The calculation of the filing fee is based on information provided by the Company as of May 19, 2020.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2020, issued August 23, 2019, equals $129.80 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$191,042.11	Filing Party:	Alexion Pharmaceuticals, Inc. and Odyssey Merger Sub Inc.

Form or Registration No:	Schedule TO	Date Filed:	May 27, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒       third-party tender offer subject to Rule 14d-1.

☐        issuer tender offer subject to Rule 13e-4.

☐        going-private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2020 by (i) Odyssey Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and (ii) Parent.  The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Portola Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $18.00 per Share net to the holder of such Share, in cash, without interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Amendments to Schedule TO and the Offer to Purchase

Item 11.	Additional Information.

The information set forth in the Offer to Purchase under Section 15—“Certain Legal Matters” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by inserting the following paragraph after the second paragraph of the section captioned “Antitrust Matters”:

“The 15-day waiting period expired in the ordinary course at 11:59 pm, New York City time, on May 29, 2020. Accordingly, the Offer Condition relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 14—“Conditions to the Offer” of this Offer to Purchase.”

The information set forth in the Offer to Purchase under Section 15—“Certain Legal Matters” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding at the end of the section captioned Section 15—“Certain Legal Matters” a subsection titled “Litigation” and the following paragraph:

“Litigation. On May 28, 2020, two complaints were filed in federal courts by purported stockholders of the Company regarding the Merger. The first complaint, filed on an individual basis by the plaintiff, is captioned Elaine Wang v. Portola Pharmaceuticals, Inc., et al., Case No. 3:20-cv-03567 (N.D. Cal. filed May 28, 2020). The second complaint, filed as a putative class action, is captioned Joseph Post v. Portola Pharmaceuticals, Inc., et al., No. 1:20-cv-00715-UNA (D. Del. filed May 28, 2020). A third complaint was filed on an individual basis by the plaintiff on May 29, 2020, and captioned Johnny Major v. Portola Pharmaceuticals, Inc., et al., Case No. 1:20-cv-04134 (S.D.N.Y. filed May 29, 2020) (collectively, the “Federal Complaints”). The Federal Complaints name as defendants the Company and each member of the Company Board (the “Portola Defendants”). The Post complaint additionally names as defendants Parent and Purchaser (the “Alexion Defendants”). The Federal Complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act against all Portola Defendants, and assert violations of Section 20(a) of the Exchange Act against the individual Portola Defendants. The Post complaint additionally alleges a violation of Section 14(d) and Section 14(e) of the Exchange Act against the Alexion Defendants and a violation of Section 20(a) of the Exchange Act against Parent. The Major complaint contains an additional count alleging breach of fiduciary duty of candor and disclosure against each member of the Company Board. The plaintiffs generally contend that the Company’s Schedule 14D-9, filed with the SEC on May 27, 2020, omitted or misrepresented material information regarding the Merger. The Federal Complaints seek (i) injunctive relief preventing the consummation of the Transactions; (ii) damages or rescission in the event the Transactions are consummated; (iii) disclosure of certain information requested by the plaintiffs; and (iv) an award of plaintiffs’ expenses and attorneys’ fees. Parent and Purchaser believe the claims asserted in the Federal Complaints are without merit.

Additional lawsuits may be filed against the Company, the Company Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(G)	Alexion Presentation for Portola Employees, dated June 1, 2020.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020

ODYSSEY MERGER SUB INC.

By:	/s/ Aradhana Sarin
	Name:	Aradhana Sarin
	Title:	President

ALEXION PHARMACEUTICALS, INC.

By:	/s/ Aradhana Sarin
	Name:	Aradhana Sarin
	Title:	Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase for Cash, dated May 27, 2020.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers and Dealers.*
(a)(1)(E)	Form of Letter to Clients.*
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on May 27, 2020.*
(a)(5)(A)	Joint Press Release of Alexion and Portola, dated May 5, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Alexion with the SEC on May 5, 2020).*
(a)(5)(B)	Alexion Investor Presentation, dated May 5, 2020 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by Alexion with the SEC on May 5, 2020).*
(a)(5)(C)	Email to Alexion Employees, dated May 5, 2020, from the Chief Executive Officer (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by Alexion with the SEC on May 5, 2020).*
(a)(5)(D)	Alexion Talking Points and Frequently Asked Questions, dated May 5, 2020 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by Alexion with the SEC on May 5, 2020).*
(a)(5)(E)	Transcript of Alexion Investor Call on May 5, 2020 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-C filed by Alexion with the SEC on May 6, 2020).*
(a)(5)(F)	Alexion Presentation for Portola Employees, dated May 7, 2020 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO-C filed by Alexion with the SEC on May 7, 2020).*
(a)(5)(G)	Alexion Presentation for Portola Employees, dated June 1, 2020.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of May 5, 2020, by and among Portola, Alexion and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Alexion with the SEC on May 7, 2020).*
(d)(2)	Confidentiality Agreement, dated as of April 4, 2020, by and between Alexion and Portola.*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.